WINSONIC DIGITAL MEDIA GROUP, LTD.
101 Marietta St. N.E.
2600 Centennial Towers
Atlanta, GA 30303

February 10, 2006

Mr. Steven Jacobs
Branch Chief
Division of Corporation Finance
Securities Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

RE:	Winsonic Digital Media Group, Ltd.
File No. 0-32231

Gentlemen:

In response to the Staff’s Comment Letter dated January 24, 2006, on behalf of the issuer Winsonic Digital Media Group, Ltd. (the “Company”). I am hereby acknowledging that:

1.
The Company’s auditors, De Joya & Company, have revised the introduction paragraph as well as the opinion paragraph of their audit report of independent registered public accounting firm to reinstate “and for the period from September 10, 2002 (Inception) through December 31, 2004”, as to reflect the cumulative period reported in the financial statements . This audit report will be included within an amended filing on Form 10-KSB. As mentioned, the related statements of operations, stockholders’ deficit and cash flows of this development stage company already contain cumulative period information.

2.
The Company has revised the statement of changes in stockholder’s deficit on F-3 as well as Note 1 - Organization and Purpose within the amended Form 10-KSB, to reflect the recast of common stock issued related to the reverse acquisition as outstanding for all periods from September 10, 2002 (inception date). The balance sheets, statement of operations, statements of operations, and statements of cash flows as of and for the periods ended December 31 2003 (restated) and December 31, 2004 have also been modified for the recasting of shares.

3.
The Company has concluded that the embedded conversion feature within the convertible debentures require treatment as a derivative liability. The related impact of this derivative liability will be reflected in the financial statements of the Company, as well as disclosed in the Notes of the amended Form 10-KSB.

4.
The Company understands that the warrants may have been tainted by the embedded derivative feature inherent in the convertible debentures. The embedded derivative in the convertible debenture which states that the debt is convertible at the lower of $.70 per share or 15% below market may result in a need to issue an indeterminate amount of shares that may exceed the amount of shares authorized and unissued; thereby jeopardizing the ability to satisfy potential warrant commitments. A liability will be recorded for the warrants within the financial statements of the amended Form 10-KSB, with future changes in fair value to be recorded in the income statement. Appropriate disclosure will be made in the Notes of the amended Form 10-KSB.

5.	The undersigned further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•
Staff comments or changes to disclosure in response to staff comments do no foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

Winsonic Digital Media Group, Ltd.

By:	/s/ Winston Johnson
Winston Johnson, CEO